HARRISON-ROSS FUNERAL HOME INC.

Certified Financial Statements

Exhibit A - For Years Ended December 31, 2024 and December 31, 2023

ASSETS

Item	FY 2024	FY 2023
Cash & Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use Assets	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00

LIABILITIES & EQUITY

Item	FY 2024	FY 2023
Common Stock	$120,000,000.00	$120,000,000.00
Retained Earnings	$30,025,000.00	$30,025,000.00
Total Liabilities & Equity	$150,025,000.00	$150,025,000.00

NOTES TO FINANCIAL STATEMENTS

- These statements reflect equity-based transactions, including barter arrangements accounted for under GAAP at estimated fair value.

- No liabilities or debt obligations are reported.

- Financials were prepared internally and certified by the principal executive officer pursuant to Regulation Crowdfunding requirements.

Certified by:

William Smith III

President, HARRISON-ROSS FUNERAL HOME INC.

Dated: June 23, 2025